NEW FUEL SYSTEMS INC.
--------------------  investing in renewable energy

July 17, 2015

Jack C. Stuart
#210, 5641 – 201 Street
Langley, British Columbia
Canada  V3A 8A4

Mr. Tetsuya SATO
5-11-4 Hikino-cho,
Fukuyama city, Hiroshima,
721-0942 Japan

LETTER OF INTENT

This letter has been prepared in order to announce our intent to engage Recycle Energy Company Ltd. (CFP Group) [CFP], a manufacturer of pyrolysis waste recycling systems, as our principle supplier for the plastics to oil conversion equipment to be installed in NFS’ flagship plant. CFP consent and agree to provide New Fuel Systems Inc., for the purchase price (to be determined at a later date), the required plastics to oil conversion equipment necessary to meet the production requirements of 8000 kg per day or 8000 liters of mixed oil per day. This unit will be capable of handling approximately 733 pounds of plastic per hour, operating 24h a day, and therefore producing approximately 90 US gallons of mixed oil per hour or approximately 3 barrels of oil utilizing a semi continuous batch feed per hour. For one unit this equates to a potential revenue for the oil (based on the average market price of $50.00/BOE) of approximately $150 per hour or $3,600 per day.  By signing below, CFP consents to the technical information in this Letter of Intent being included in the Registration Statement on Form F-1 as amended and as filed by New Fuel Systems, Inc. with the United State Securities and Exchange Commission.  CFP also consents to the use of its name in the registration statement as the potential provider of the equipment to New Fuel Systems, Inc.

The Undersigned has the authority to sign on behalf of New Fuel Systems Inc.

Respectfully,

                /s/ Jack Stuart
Jack Stuart, President/CEO
New Fuel Systems Inc.

                /s/ Mr. Tetsuya Sato
Mr. Tetsuya Sato, General Manager
Waste Management Division, CFP Corporation.

Unit #210, 5641 – 201 Street, Langley, British Columbia, Canada V3A 8A4
#188, 336 – 36th Street, Bellingham, WA 98225-6580